[SRZ Letterhead]






 Writer's Direct Number                                 Writer's E-mail Address
(212) 756-2131                                           george.silfen@srz.com


                                               June 2, 2009




VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

        Re:  Old Mutual Emerging Managers Fund, L.L.C.
             Registration Statement on Form N-2 (File Nos. 333-   and 811-21898)
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          On behalf of Old Mutual Emerging  Managers Fund,  L.L.C. (the "Fund"),
transmitted  for  filing  with  the  Securities  and  Exchange  Commission  (the
"Commission")   is  the  Fund's   Registration   Statement   on  Form  N-2  (the
"Registration Statement"). The Registration Statement does not include certain exhibits that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future. The applicable filing fee covering the units of limited liability company interests of the Fund being registered under the Securities Act of 1933, as amended, has already been transmitted to the Commission.

          This Registration Statement is being filed to register additional securities. The Registration Statement is substantially similar to Post-Effective Amendment No. 3 to the Fund's Registration Statement, which was declared effective by the Commission on July 16, 2008. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 6, 2009.


          If you have any questions or comments, please call me at (212) 756-2131 or Pamela Poland at (212) 756-2149.

                                             Very truly yours,

                                             /s/ George M. Silfen, Esq.
                                             --------------------------
                                             George M. Silfen, Esq.
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